November 12, 2024

Daniel Faga
Chief Executive Officer
AnaptysBio, Inc.
10770 Wateridge Circle, Suite 210
San Diego, CA 92121

       Re: AnaptysBio, Inc.
           Registration Statement on Form S-3
           Filed November 5, 2024
           File No. 333-283001
Dear Daniel Faga:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ryan Mitteness